                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              -----------------

                                  FORM 11-K
                                ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                              -----------------

(Mark One):

  X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
----- 1934.
For the fiscal year ended December 31, 1997.

                                      OR

     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES ---- EXCHANGE ACT OF 1934.
For the transition period from __________________ to _________________

Commission file number: 0-1502

        A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

                        AMERICAN GREETINGS RETIREMENT
                       PROFIT SHARING AND SAVINGS PLAN


        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        AMERICAN GREETINGS CORPORATION
                              ONE AMERICAN ROAD
                            CLEVELAND, OHIO 44144

                              -----------------

                             REQUIRED INFORMATION

        The following financial statements are being furnished for the American Greetings Retirement Profit Sharing and Savings Plan (the "Plan"):

        1. Audited statements of net assets available for benefits as of December 31, 1997 and 1996.

        2. Audited statements of changes in net assets available for benefits for the years ended December 31, 1997 and 1996.

                        EXHIBITS
Exhibit No.

23                Consent of Independent Auditors


                                  SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        AMERICAN GREETINGS RETIREMENT
                                        PROFIT SHARING AND SAVINGS PLAN


June 26, 1998                           By: /s/ Pat Papesh
                                           ------------------------------
                                           Name:  Pat Papesh
                                           Title: Senior Vice-President

                                EXHIBIT INDEX


Exhibit No.

   23                   Consent of Independent Auditors

                                   Audited Financial Statements and
                                   Supplemental Schedules

                                   AMERICAN GREETINGS RETIREMENT
                                   PROFIT SHARING AND SAVINGS PLAN

                                   Years ended December 31, 1997 and 1996
                                   with Report of Independent Auditors

                          American Greetings Retirement
                         Profit Sharing and Savings Plan

                          Audited Financial Statements
                           and Supplemental Schedules

                     Years Ended December 31, 1997 and 1996

                                    CONTENTS

Report of Independent Auditors ....................................................    1

AUDITED FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits With Fund Information..............    2
Statements of Changes in Net Assets Available for Benefits
    with Fund Information..........................................................    4
Notes to Financial Statements .....................................................    6


SUPPLEMENTAL SCHEDULES

Form 5500, Item 27a - Schedule of Assets Held for Investment Purposes..............   14
Form 5500, Item 27d - Schedule of Reportable Transactions .........................   15

                         Report of Independent Auditors

Administrative Committee of the American Greetings
   Retirement Profit Sharing and Savings Plan

Cleveland, Ohio

We have audited the accompanying statements of net assets available for benefits of American Greetings Retirement Profit Sharing and Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.






                                                             Ernst & Young LLP

Cleveland, Ohio
June 19, 1998

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

      Statement of Net Assets Available for Benefits with Fund Information

                                December 31, 1997



                                      Growth and           Growth and                       Balanced Fund     Balanced Fund
                                        Income                Income                         (Stocks and       (Stocks and
                                      Stock Fund--          Stock Fund--        Growth         Bonds)--          Bonds)--
                                      Index Trust           Windsor II        Stock Fund      Wellington        Wellesley
                                    -----------------------------------------------------------------------------------------
ASSETS

Investments, at fair value:
   Shares in registered investment
   companies:
     Vanguard Index Trust--
       500 Portfolio                 $140,532,689
     Vanguard/PRIMECAP Fund                                                  $152,439,572
     Vanguard/Wellington Fund                                                                 $50,755,741
     Vanguard Money Market
       Reserves--Prime Portfolio
     Bond Index/IC Fund
     Vanguard/Windsor II                                    $23,566,591
     Vanguard/Wellesley Income Fund                                                                             $4,919,816
     Vanguard International
       Growth Portfolio
   Common Stock of American
     Greetings Corporation
   Deposits with insurance
   companies
   Participant notes receivable
                                    -----------------------------------------------------------------------------------------
Total investments                     140,532,689            23,566,591       152,439,572      50,755,741        4,919,816

Receivables:
   Employer's contribution              5,603,097             1,092,699         6,449,031       1,979,104          185,902
   Participants' contributions            236,285                57,052           268,479          90,967           11,381
   Other                                    9,056                 1,211            11,231           2,798              144
                                    -----------------------------------------------------------------------------------------
Total receivables                       5,848,438             1,150,962         6,728,741       2,072,869          197,427
                                    -----------------------------------------------------------------------------------------
Total assets                          146,381,127            24,717,553       159,168,313      52,828,610        5,117,243

LIABILITIES
Accrued liabilities
                                    -----------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS    $146,381,127           $24,717,553      $159,168,313     $52,828,610       $5,117,243
                                    =========================================================================================



                                        Money      Bond Index/
                                        Market      Investment    International  Company      Participant
                                        Fund      Contract Fund     Stock Fund  Stock Fund     Loan Fund        Total
                                   --------------------------------------------------------------------------------------
ASSETS

Investments, at fair value:
   Shares in registered investment
   companies:
     Vanguard Index Trust--
       500 Portfolio                                                                                        $140,532,689
     Vanguard/PRIMECAP Fund                                                                                  152,439,572
     Vanguard/Wellington Fund                                                                                 50,755,741
     Vanguard Money Market
       Reserves--Prime Portfolio      $39,473,598                                  $149,577                   39,623,175
     Bond Index/IC Fund                            $150,615,489                                              150,615,489
     Vanguard/Windsor II                                                                                      23,566,591
     Vanguard/Wellesley Income Fund                                                                            4,919,816
     Vanguard International
       Growth Portfolio                                             $5,963,670                                 5,963,670
   Common Stock of American
     Greetings Corporation                                                       38,448,858                   38,448,858
   Deposits with insurance                            2,212,848                                                2,212,848
     companies
   Participant notes receivable                                                                $1,306,194      1,306,194
                                   --------------------------------------------------------------------------------------
Total investments                     39,473,598    152,828,337      5,963,670   38,598,435     1,306,194    610,384,643

Receivables:
   Employer's contribution             2,707,016      6,299,284        420,844    2,023,706                   26,760,683
   Participants' contributions            60,321        175,243         25,295       81,319                    1,006,342
   Other                                   2,595          7,535            900        3,200                       38,670
                                   --------------------------------------------------------------------------------------
Total receivables                      2,769,932      6,482,062        447,039    2,108,225                   27,805,695
                                   --------------------------------------------------------------------------------------
Total assets                          42,243,530    159,310,399      6,410,709   40,706,660     1,306,194    638,190,338

LIABILITIES
Accrued liabilities                                     311,896                     129,396                       441,292
                                   --------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS    $42,243,530   $158,998,503     $6,410,709  $40,577,264    $1,306,194    $637,749,046
                                   ======================================================================================


See notes to financial statements.

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

      Statement of Net Assets Available for Benefits with Fund Information

                                December 31, 1996

                                                    Growth and    Growth and                       Balanced Fund   Balanced Fund
                                                       Income        Income                         (Stocks and     (Stocks and
                                                    Stock Fund--   Stock Fund--      Growth           Bonds)--        Bonds)--
                                                    Index Trust    Windsor II       Stock Fund       Wellington      Wellesley
                                                  -------------------------------------------------------------------------------
ASSETS
Investments, at fair value:
   Shares in registered investment companies:
     Vanguard Index Trust--
       500 Portfolio                                $94,080,769
     Vanguard/PRIMECAP Fund                                                         $99,286,904
     Vanguard/Wellington Fund                                                                       $38,026,710
     Vanguard Money Market Reserves--Prime
       Portfolio
     Bond Index/IC Fund
     Vanguard/Windsor II                                          $12,513,997
     Vanguard/Wellesley Income Fund                                                                                  $2,382,901
     Vanguard International
       Growth Portfolio
   Common Stock of American Greetings Corporation

   Deposits with insurance companies
   Participant notes receivable
                                                  -------------------------------------------------------------------------------
Total investments                                    94,080,769    12,513,997        99,286,904      38,026,710        2,382,901
Receivables:
   Employer's contribution                            4,951,704       912,619         5,507,077       1,784,152          115,331
   Participants' contributions                          148,859        20,628           173,713          53,257            3,166
   Other                                                  4,860           577             5,783           1,232               97
                                                  -------------------------------------------------------------------------------
Total receivables                                     5,105,423       933,824         5,686,573       1,838,641          118,594
                                                  -------------------------------------------------------------------------------
Total assets                                         99,186,192    13,447,821       104,973,477      39,865,351        2,501,495

LIABILITIES
Accrued liabilities--net
                                                  -------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                   $99,186,192    $13,447,821     $104,973,477     $39,865,351      $2,501,495
                                                  ===============================================================================

                                                     Money    Bond Index/
                                                     Market     Investment   International   Company   Participant
                                                      Fund    Contract Fund   Stock Fund    Stock Fund  Loan Fund          Total
                                                  ---------------------------------------------------------------------------------
ASSETS
Investments, at fair value:
   Shares in registered investment companies:
     Vanguard Index Trust--
       500 Portfolio                                                                                                   $94,080,769
     Vanguard/PRIMECAP Fund                                                                                             99,286,904
     Vanguard/Wellington Fund                                                                                           38,026,710
     Vanguard Money Market Reserves--Prime
       Portfolio                                  $42,696,070                                $  111,973                 42,808,043
     Bond Index/IC Fund                                        $162,992,325                                            162,992,325
     Vanguard/Windsor II                                                                                                12,513,997
     Vanguard/Wellesley Income Fund                                                                                      2,382,901
     Vanguard International
       Growth Portfolio                                                       $5,712,024                                 5,712,024
   Common Stock of American Greetings Corporation                                            31,785,930                 31,785,930

   Deposits with insurance companies                              2,085,286                                              2,085,286
   Participant notes receivable                                                                         $  906,394         906,394
                                                  ---------------------------------------------------------------------------------
Total investments                                  42,696,070   165,077,611    5,712,024     31,897,903    906,394     492,581,283
Receivables:
   Employer's contribution                          2,359,458     7,588,594      364,430      2,103,853                 25,687,218
   Participants' contributions                         38,498       175,460       12,329         77,444                    703,354
   Other                                                2,388         5,696          579          2,777                     23,989
                                                  ---------------------------------------------------------------------------------
Total receivables                                   2,400,344     7,769,750      377,338      2,184,074                 26,414,561
                                                  ---------------------------------------------------------------------------------
Total assets                                       45,096,414   172,847,361    6,089,362     34,081,977    906,394     518,995,844

LIABILITIES
Accrued liabilities--net                                                                         41,458                     41,458
                                                  ---------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                 $45,096,414  $172,847,361   $6,089,362    $34,040,519 $  906,394    $518,954,386
                                                  =================================================================================

See notes to financial statements.

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

 Statement of Changes in Net Assets Available for Benefits with Fund Information

                      For the Year Ended December 31, 1997

                                      Growth and   Growth and                   Balanced Fund Balanced Fund
                                        Income       Income                      (Stocks and   (Stocks and    Money
                                      Stock Fund-- Stock Fund--    Growth         Bonds)--       Bonds)-      Market
                                      Index Trust  Windsor II     Stock Fund     Wellington     Wellesley      Fund
                                    -------------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net appreciation (depreciation)
   in fair value of investments       $30,919,973   $2,981,694    $33,174,176    $4,975,296      $188,228
Interest and dividend income            2,886,203    2,116,092      5,511,784     4,290,550       494,992    $2,202,440
Dividends from American Greetings
   Corporation common stock
Contributions:
   Participants                         3,503,156      841,654      3,990,917     1,340,217       132,086       968,533
   Rollover                               167,948      148,261        124,959        71,695        14,153        56,525
   Employer                             5,604,456    1,092,596      6,450,725     1,980,040       185,876     2,707,209
                                    -------------------------------------------------------------------------------------
Total additions                        43,081,736    7,180,297     49,252,561    12,657,798     1,015,335     5,934,707
DEDUCTIONS FROM NET ASSETS
   ATTRIBUTED TO:
Benefits paid to participants           5,763,107    1,033,938      6,278,501     2,425,308       211,880     4,749,636
Administrative expenses                     8,070        1,172          8,001         2,700           246        13,249
                                    -------------------------------------------------------------------------------------
Total deductions                        5,771,177    1,035,110      6,286,502     2,428,008       212,126     4,762,885
                                    -------------------------------------------------------------------------------------
Net increase prior to interfund        37,310,559    6,145,187     42,966,059    10,229,790       803,209     1,171,822
   transfers
Interfund transfers--net                9,884,376    5,124,545     11,228,777     2,733,469     1,812,539    (4,024,706)
                                    -------------------------------------------------------------------------------------
Net increase (decrease)                47,194,935   11,269,732     54,194,836    12,963,259     2,615,748    (2,852,884)
Net assets available for benefits
   at beginning of year                99,186,192   13,447,821    104,973,477    39,865,351     2,501,495    45,096,414
                                    -------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS
   AT END OF YEAR                    $146,381,127  $24,717,553   $159,168,313   $52,828,610    $5,117,243   $42,243,530
                                    =====================================================================================


                                        Bond Index/
                                         Investment    International    Company      Participant
                                       Contract Fund    Stock Fund     Stock Fund     Loan Fund        Total
                                    ---------------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net appreciation (depreciation)
   in fair value of investments          $3,910,941      $(56,611)    $11,183,499                   $87,277,196
Interest and dividend income             10,316,317       261,874           8,311       $87,239      28,175,802
Dividends from American Greetings
   Corporation common stock                                               731,832                       731,832
Contributions:
   Participants                           2,891,131       399,137       1,263,997                    15,330,828
   Rollover                                  38,129        34,008          29,841                       685,519
   Employer                               6,296,215       420,814       2,022,752                    26,760,683
                                    ---------------------------------------------------------------------------
Total additions                          23,452,733     1,059,222      15,240,232        87,239     158,961,860
DEDUCTIONS FROM NET ASSETS
   ATTRIBUTED TO:
Benefits paid to participants            16,896,507       315,705       2,339,582        67,400      40,081,564
Administrative expenses                      13,920           572          37,706                        85,636
                                    ---------------------------------------------------------------------------
Total deductions                         16,910,427       316,277       2,377,288        67,400      40,167,200
                                    ---------------------------------------------------------------------------
Net increase prior to interfund
   transfers                              6,542,306       742,945      12,862,944        19,839     118,794,660
Interfund transfers--net                (20,391,164)     (421,598)     (6,326,199)      379,961
                                    ---------------------------------------------------------------------------
Net increase (decrease)                 (13,848,858)      321,347       6,536,745       399,800     118,794,660
Net assets available for benefits
   at beginning of year                 172,847,361     6,089,362      34,040,519       906,394     518,954,386
                                    ---------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS
   AT END OF YEAR                      $158,998,503    $6,410,709     $40,577,264    $1,306,194    $637,749,046
                                    ===========================================================================



See notes to financial statements.

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

 Statement of Changes in Net Assets Available for Benefits With Fund Information

                      For the Year Ended December 31, 1996

                                       Growth and   Growth and                   Balanced Fund  Balanced Fund
                                         Income       Income                      (Stocks and    (Stocks and      Money
                                      Stock Fund--  Stock Fund--     Growth         Bonds)--      Bonds)--        Market
                                      Index Trust   Windsor II     Stock Fund      Wellington     Wellesley        Fund
                                    -----------------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net appreciation (depreciation)
   in fair value of investments       $15,045,831   $  909,756     $12,500,466     $2,281,322     $    8,233
Interest and dividend income            2,016,535      846,276       2,984,590      2,963,921        214,290    $ 1,667,739
Dividends from American Greetings
   Corporation common stock
Contributions:
   Participants                         2,935,535      352,481       3,651,244      1,187,274         87,150        791,455
   Rollover                                91,156       25,863          76,972         63,049         11,892         17,623
   Employer                             4,963,804      912,619       5,521,871      1,785,305        115,331      2,359,642
                                    -----------------------------------------------------------------------------------------
Total additions                        25,052,861    3,046,995      24,735,143      8,280,871        436,896      4,836,459

DEDUCTIONS FROM NET ASSETS
   ATTRIBUTED TO:
Benefits paid to participants           4,162,750      261,857       4,335,825      1,190,790         75,572      3,033,057
Administrative expenses                    11,462          724          12,913          3,731            180          7,390
                                    -----------------------------------------------------------------------------------------
Total deductions                        4,174,212      262,581       4,348,738      1,194,521         75,752      3,040,447
                                    -----------------------------------------------------------------------------------------
Net increase prior to interfund
   transfers                           20,878,649    2,784,414      20,386,405      7,086,350        361,144      1,796,012
Interfund transfers--net                6,628,748   10,456,150      (4,272,823)     2,199,506      2,052,556     10,689,608
                                    -----------------------------------------------------------------------------------------
Net increase (decrease)                27,507,397   13,240,564      16,113,582      9,285,856      2,413,700     12,485,620
Net assets available for benefits
   at beginning of year                71,678,795      207,257      88,859,895     30,579,495         87,795     32,610,794
                                    -----------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS
   AT END OF YEAR                     $99,186,192   $13,447,821    $104,973,477   $39,865,351     $2,501,495    $45,096,414
                                    =========================================================================================


                                         Bond Index/
                                          Investment  International    Company      Participant
                                        Contract Fund  Stock Fund     Stock Fund      Loan Fund        Total
                                    ---------------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net appreciation (depreciation)
   in fair value of investments          $(4,715,088)  $  315,267     $  853,481                   $27,199,268
Interest and dividend income              11,541,142      243,968          8,724      $   63,639    22,550,824
Dividends from American Greetings
   Corporation common stock                                              731,026                       731,026
Contributions:
   Participants                            3,560,577      266,566      1,500,313                    14,332,595
   Rollover                                   16,530       43,876         20,234                       367,195
   Employer                                7,593,657      365,217      2,113,548                    25,730,994
                                    ---------------------------------------------------------------------------
Total additions                           17,996,818    1,234,894      5,227,326          63,639    90,911,902

DEDUCTIONS FROM NET ASSETS
   ATTRIBUTED TO:
Benefits paid to participants             14,987,091      116,366      1,556,988          55,638    29,775,934
Administrative expenses                       31,218          506          7,263                        75,387
                                    ---------------------------------------------------------------------------
Total deductions                          15,018,309      116,872      1,564,251          55,638    29,851,321
                                    ---------------------------------------------------------------------------
Net increase prior to interfund
   transfers                               2,978,509    1,118,022      3,663,075           8,001    61,060,581
Interfund transfers--net                 (26,356,527)   4,763,906     (6,419,435)        258,311
                                    ---------------------------------------------------------------------------
Net increase (decrease)                  (23,378,018)   5,881,928     (2,756,360)        266,312    61,060,581
Net assets available for benefits
   at beginning of year                  196,225,379      207,434     36,796,879         640,082   457,893,805
                                    ---------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS
   AT END OF YEAR                       $172,847,361   $6,089,362     $34,040,519     $  906,394   $518,954,386
                                    ===========================================================================




See notes to financial statements.

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

                          Notes to Financial Statements

                     Years Ended December 31, 1997 and 1996


A.     DESCRIPTION OF THE PLAN

The following description of the American Greetings Retirement Profit Sharing and Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement, copies of which are available from the Administrative Committee of the Plan, for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all full-time non-union employees and certain union employees of American Greetings Corporation (the "Corporation") and domestic subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

The Corporation contributes 8% of its consolidated domestic pretax profits, excluding dividends and gains and losses from capital assets and foreign currency transactions, to the Plan. Additional amounts may be contributed at the option of the Corporation's Board of Directors. No additional contributions were made in either the 1997 or 1996 plan years.

Additionally, participants may contribute 2% to 15% of pretax annual compensation (401(k) contributions), as defined in the Plan. The Corporation may restrict individual contributions below 15% in order to meet certain governmental limitations. The Corporation contributes 25% of the first 6% of pretax annual compensation that a participant contributes to the Plan, provided that the Corporation achieves certain predetermined financial goals. In 1998, the Corporation amended the Plan to increase its contribution to 40% of the first 6% for all full-time non-union employees and certain union employees. All contributions are invested in accordance with the participants' investment elections.

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

                    Notes to Financial Statements--Continued




A.     DESCRIPTION OF THE PLAN--CONTINUED

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's 401(k) contributions, allocations of the Corporation's profit sharing contribution and 401(k) match, and Plan earnings; allocations are based on participant compensation, participant elections, and account balances, respectively. Individuals who have retired or terminated employment with the Corporation do not participate in the Corporation's contribution to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants are immediately vested in both their and the Corporation's contributions.

INVESTMENT OPTIONS

Participants direct the investment of their accounts, together with their share of the Corporation's annual contributions, in increments of 10% to any of the investment options offered under the Plan.

The Corporation maintains the following investment options under the Plan:

       GROWTH AND INCOME STOCK FUNDS

              Vanguard Index Trust-500 Portfolio--The assets of this fund are invested primarily in common stocks to reflect the composition of Standard & Poor's 500 Composite Stock Price Index (Index). The fund holds virtually all of the Standard & Poor's 500 stocks in the Index in proportion to their relative weight in the Index.

              Vanguard/Windsor II--The assets of this fund are invested primarily in a diversified portfolio of common stocks of large, established companies that sell at prices below the overall market average.

       GROWTH STOCK FUND--The assets of this fund are invested primarily in common stocks of large, established companies (Vanguard/PRIMECAP Fund).

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

                    Notes to Financial Statements--Continued



A.     DESCRIPTION OF THE PLAN--CONTINUED

       BALANCED FUNDS (STOCKS AND BONDS)

              Vanguard/Wellington Fund--The assets of this fund are invested primarily in a diversified portfolio of equity securities and fixed income securities.

              Vanguard/Wellesley Income Fund--The assets of this fund are invested primarily in a broadly diversified portfolio of U.S. Government Securities, high-quality corporate bonds and dividend-paying common stocks of large companies.

       MONEY MARKET FUND--The assets of this fund are invested in high-quality money market instruments that mature in one year or less. These include negotiable certificates of deposit, bankers' acceptances, commercial paper, and other short-term corporate obligations (Vanguard Money Market Reserves-Prime Portfolio).

       BOND INDEX/INVESTMENT CONTRACT FUND--The assets of this fund are invested primarily in shares of the Vanguard Bond Index Fund--Total Bond Market Portfolio. The Vanguard Bond Index Fund invests in bonds from a variety of industries attempting to match the unmanaged Lehman Brothers Aggregate Bond Index. In addition, the fund's investments include investment contracts of $2,212,848 at December 31, 1997. As these investment contracts mature, the proceeds will be invested in the Vanguard Bond Index Fund--Total Bond Market Portfolio.

       INTERNATIONAL STOCK FUND--The assets of this fund are invested in the common stocks of about 200 companies selected from more than 15 countries based outside the U.S. (Vanguard International Growth Portfolio).

       COMPANY STOCK FUND--The assets of this fund are invested in the common stock of the Corporation (American Greetings Company Stock Fund).

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

                    Notes to Financial Statements--Continued


A.     DESCRIPTION OF THE PLAN--CONTINUED

PARTICIPANT NOTES RECEIVABLE

The Plan permits participants to borrow, against their elected deferred contributions or rollover contributions, a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from six to sixty months. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus one percent at the time of the loan origination. Principal and interest are paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS

At the time of a participant's retirement or termination of service, the participant may elect to receive a lump sum payment or to be paid in monthly, quarterly or annual installments over a period not to exceed the life expectancy of the participant.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the assets of the Plan will be distributed to the participants on the basis of individual account balances at the date of termination.

B.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are maintained on the accrual basis of accounting. All the funds of the Plan are accounted for by Vanguard Fiduciary Trust Company (the Trustee).

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

                    Notes to Financial Statements--Continued


B.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--CONTINUED

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value except for its deposits with an insurance company (see below). The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at the Plan's year-end. The common stock of the Corporation is valued at the last reported sales price on the last business day of the plan year. The participant notes receivable are valued at their outstanding balances, which approximate fair value.

The value of deposits with an insurance company represents contributions made to deposit contracts plus interest at the contract rate, less funds transferred to the Trustee to pay retirement benefits and the insurance companies' administrative expenses. The cost of the deposits approximate their fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

                    Notes to Financial Statements--Continued


C.     INVESTMENTS

The fair value of individual investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

                                                             DECEMBER 31
                                                        1997            1996
                                                    -----------------------------
Vanguard Index Trust-500 Portfolio                   $140,532,689   $ 94,080,769
Vanguard/PRIMECAP Fund                                152,439,572     99,286,904
Vanguard/Wellington Fund                               50,755,741     38,026,710
Vanguard Money Market Reserves-
   Prime Portfolio                                     39,623,175     42,808,043
Bond Index/IC Fund                                    150,615,489    162,992,325
Common Stock of American Greetings Corporation         38,448,858     31,785,930

During the years ended December 31, 1997 and 1996, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

                                                       1997            1996
                                                   -----------------------------
Investments at fair value as determined
   by quoted market price:
     Vanguard Index Trust-500 Portfolio            $ 30,919,973    $ 15,045,831
     Vanguard/PRIMECAP Fund                          33,174,176      12,500,466
     Vanguard/Wellington Fund                         4,975,296       2,281,322
     Bond Index/IC Fund                               3,910,941      (4,715,088)
     Vanguard/Windsor II                              2,981,694         909,756
     Vanguard/Wellesley Income Fund                     188,228           8,233
     Vanguard International Growth Portfolio            (56,611)        315,267

     Common Stock of American
       Greetings Corporation                         11,183,499         853,481
                                                   -----------------------------
                                                   $ 87,277,196    $ 27,199,268
                                                   ============================

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

                    Notes to Financial Statements--Continued

D.     INCOME TAX STATUS

The Internal Revenue Service has issued a favorable determination letter indicating that the Plan qualifies under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's Administrative Committee is not aware of any course of action or series of events that might adversely affect the Plan's qualified status. The tax exempt status of the Plan does not apply to the taxability of distributions to participants under the Plan.

E.     TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan held 34,737 Class A shares and 950,000 Class B shares of American Greetings Corporation common stock at December 31, 1997 (79,859 and 1,040,350 shares, respectively, at December 31, 1996). Class B shares are not publicly traded.

The Plan invests in shares of mutual funds managed by an affiliate of the Trustee.

Accounting and legal fees are paid by the Corporation. All other expenses of the Plan are paid by the Plan. Investment advisory fees for portfolio management of Vanguard Funds are paid directly from fund earnings.

F.     NUMBER OF PARTICIPANTS (UNAUDITED)

The following are the number of participants contributing to the Plan's investment options:

                                                                  DECEMBER 31
                                                                1997        1996
                                                              -------------------
Growth and Income Stock Fund--Index Trust                      6,250       5,892
Growth and Income Stock Fund--Windsor II                       1,486         825
Growth Stock Fund (PRIMECAP Fund)                              6,328       5,999
Balanced Fund (Stocks and Bonds)--Wellington                   2,475       2,171
Balanced Fund (Stocks and Bonds)--Wellesley                      382         182
Money Market Fund                                              2,017       1,825
Bond Index - Investment Contact Fund                           5,993       7,201
International Stock Fund                                         800         593
Company Stock Fund                                             3,249       3,542

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

                    Notes to Financial Statements--Continued


F.     NUMBER OF PARTICIPANTS (UNAUDITED) --CONTINUED

The total number of participants in the Plan is less than the sum of the above number of participants because many are participating in more than one investment option.

G.       YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor (the Corporation) has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsor currently expects the project to be substantially complete by early 1999. The Plan Sponsor does not expect this project to have a significant effect on plan operations.

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

                            EIN: 34-0065325 Plan #001

      Form 5500, Item 27a--Schedule of Assets Held for Investment Purposes

                                December 31, 1997

                       Col. (b)                                     Col. (c)                    Col. (d)           Col. (e)
                                                           Description of Investment
                                                            Including Maturity Date,
        Identity of Issue, Borrower, Lessor or                 Rate of Interest,
                    Similar Party                            Par or Maturity Value                Cost           Current Value
------------------------------------------------------------------------------------------------------------------------------
SHARES IN REGISTERED INVESTMENT COMPANIES

*Vanguard Index Trust--500 Portfolio                             1,560,261 shares           $     87,003,696    $  140,532,689
*Vanguard/PRIMECAP Fund                                          3,852,403 shares                 98,373,791       152,439,572
*Vanguard/Wellington Fund                                        1,723,455 shares                 41,997,654        50,755,741
*Vanguard Money Market Reserves Prime Portfolio                 39,623,175 shares                 39,623,175        39,623,175
*Bond Index/IC Fund                                             14,847,135 shares                142,585,151       150,615,489
*Vanguard/Windsor II                                               823,430 shares                 20,755,393        23,566,591
*Vanguard/Wellesley Income Fund                                    225,060 shares                  4,760,367         4,919,816
*Vanguard International Growth Portfolio                           363,860 shares                  6,027,888         5,963,670
                                                                                          ------------------------------------

Total shares in registered investment companies                                             $    441,127,115    $  568,416,743

EMPLOYER-RELATED INVESTMENTS

*American Greetings Corp. Class A Common Stock                      34,737 shares           $      1,318,543    $    1,359,085
*American Greetings Corp. Class B Common Stock                     950,000 shares                 19,114,330        37,089,773
                                                                                          ------------------------------------

Total employer-related investments                                                          $     20,432,873    $   38,448,858

INSURANCE CONTRACTS

Mutual Benefit Life GA-4207C                                5.10%, Matures 12-31-99         $      1,437,842    $    1,437,842
Mutual Benefit Life GA-4207W                                9.75%, Matures 12-31-99                  775,006           775,006
                                                                                          ------------------------------------

TOTAL INSURANCE CONTRACTS                                                                   $      2,212,848    $    2,212,848

*LOANS TO PARTICIPANTS                                    8% to 10%, Matures 1-5 years      $      1,306,194    $    1,306,194
                                                                                          ------------------------------------
                                                                                            $    465,079,030    $  610,384,643
                                                                                          ====================================


*  Indicates party-in-interest to the Plan.

                               American Greetings
                   Retirement Profit Sharing and Savings Plan
                            EIN: 34-0065325 Plan #001
            Form 5500, Item 27d--Schedule of Reportable Transactions

                          Year Ended December 31, 1997

CATEGORY (iii) - SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

                                                           Purchases                     Sales
                                                   ---------------------------------------------------------
                             Description               No.          Amount         No.          Amount              Gain
-------------------------------------------------------------------------------------------------------------------------------
*Vanguard Index Trust-500 Portfolio                   246        $37,053,076       241        $21,521,129         $4,681,321

*Vanguard/PRIMECAP Fund                               242         40,556,490       239         20,580,333          5,407,624

*Vanguard/Wellington Fund                             214         17,818,327       226         10,064,745          1,441,754

*Vanguard Money Market Reserves Prime Portfolio       241         34,054,004       248         37,238,872                  -

*Bond Index/IC Fund                                   246         28,363,120       249         44,851,666          1,062,092


There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 1997.

*        Indicates party-in-interest to the Plan.